Exhibit (d)(6)

CRYOPORT, INC.

Amendment to Solicitation Agency Agreement

THIS AMENDMENT TO SOLICITATION AGENCY AGREEMENT is made effective as of August 29, 2016 by and between Emergent Financial Group, Inc. (“Emergent”) and Cryoport, Inc. (the “Company”).

Background of Amendment

Emergent and Company are parties to a Solicitation Agency Agreement dated as of August 11, 2016 (the “Solicitation Agreement”) with respect to the solicitation of holders of outstanding warrants to purchase an aggregate of 7,067,788 shares common stock of the Company at an exercise price of $3.57 per share the (“Warrants”) to tender the Warrants for amendment of their terms, including the immediate exercise of the tendered Warrants at a reduced exercise price of $1.50 per share.

The Solicitation Agreement recognized that 2,090,750 of the shares purchasable under the Warrants were what was defined in the Solicitation Agreement as the “Public Warrants” with the remaining 4,977,038 shares purchasable under the Warrants being defined as the “Private Warrants.”

Emergent and Feltl and Company, Inc. (the “Sub-Agent”) are parties to a Sub-Agency Agreement dated as of August 12, 2016 with the consent of the Company pursuant to which Sub-Agent was appointed by Emergent to solicit exercise of warrants with the expectation that Sub-Agent would direct its efforts principally towards the holders of Public Warrants.

The Solicitation Agreement contemplates payment to Emergent of a solicitation fee of 7% and a non-accountable expense allowance of 3% (subject to reduction to 2% if less than 2,000,000 Warrants are tendered), based on the gross proceeds from the issuance of the shares issued by Company under the tenders accepted as well as for the issuance of warrants to purchase shares of Company common stock equal to ten percent of the number of shares issued in connection with accepted tenders (the “Compensation”).

The Sub-Agency Agreement contemplates full allocation of solicitation fee to Sub-Agent with respect to its tenders of Warrants it solicits with Emergent retaining the other Compensation.

The terms of the solicitation have been submitted for review by the Corporate Finance Department of the Financial Industry Regulatory Authority and such department has raised issues with respect to certain of the terms which Emergent proposes to resolve by modifications contemplated herein.

Amendment of Terms

The Company and Emergent hereby agree to modify the terms of the Solicitation Agreement so that section 7 thereof is amended to read as follows:

7. SOLICITATION COMPENSATION AND OFFERING EXPENSES.

(a) The Solicitation Agent shall receive a cash fee (the “Solicitation Commissions”) equal to seven percent (7%) of the gross proceeds received from the exercise of Private Warrants pursuant to the Offering. In addition, the Solicitation Agent shall be paid a non-accountable expense allowance (the “Expense Allowance”) equal to three percent (3%) of the gross proceeds received from the exercise of Private Warrants pursuant to the Offering; provided, however, that the Expense Allowance shall be reduced to two percent (2%) of such gross proceeds if the number of Shares issued in the Offering is less than 2,000,000. Such compensation is to be due and payable to the Solicitation Agent in immediately available funds at the Closing. The Solicitation Agent and the Company acknowledge that Feltl and Company, Inc. shall be entitled to receive a cash fee of seven percent (7%) of the gross proceeds received from the exercise of Public Warrants pursuant to the Offering the tender of which have been solicited by Feltl and Company, Inc. No such Solicitation Compensation or Expense Allowance will be due with respect to the exercise of Warrants by any of Jerrell Shelton, Frauke Berman, GBR Investments or Robert Hariri for an aggregate of 174,267 Warrants they hold (the "Insider Warrants").

(b) At the conclusion of the Offering, the Solicitation Agent (or its designees) shall be entitled to receive a warrant to purchase a number of shares of Common Stock equal to ten percent (10%) of the number of Shares issued with respect to the Private Warrants tendered in the Offering (the “Solicitation Agent Warrant”). The exercise price for the Solicitation Warrant will be $2.81. The Solicitation Agent Warrant shall have a term of five from the date of effectiveness of the registration statement filed by the Company with respect to the Offering and a cashless exercise provision. The Solicitation Agent Warrant will not be exercisable for a period of 180 days from issuance. No Solicitation Agent Warrants will be issued with respect to the exercise of Insider Warrants.

(c) The Issuer will pay the costs of filing the registration statement and Schedule TO with respect to the Offering and the costs of preparation and its distribution of the Offering Documents. The Issuer shall pay the filing fees for submission to FINRA’s Public Offering System the Offering Documents and other information required under FINRA’s Corporate Finance Rules 5110, 5121 and 2310. Further, in the event that at least 2,666,666 Shares are issued in the Offering, the Issuer shall pay the fees of counsel for Solicitation Agent incurred in the submission and review of such documents, but not more than $3,500.

In Witness Whereof, the undersigned have executed this instrument in counterparts and authorize its delivery by electronic image transmission.

Emergent Financial Group, Inc. By: /s/Peter Voldness Peter Voldness, CEO	Cryoport, Inc. By: /s/Robert Stefanovich Robert Stefanovich, CFO